For the social campaigns, we identified 11 target audience groups. For each target audience there is a long length copy and a short length copy.

Aerospace backgrounds, interest, employers long

H1: Exciting aviation developments
H2: New aerospace technology
D1: Jetoptera will revolutionize aerial mobility

Text: If you work in the aerospace industry or are an aerospace enthusiast, you have probably dreamed of having your very own flying car, but may have thought that technology is a long way off. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Aerospace backgrounds, interest, employers short

H1: Exciting aviation developments
H2: New aerospace technology
D1: Jetoptera will revolutionize aerial mobility

Text If you work in the aerospace industry or are an aerospace enthusiast, you have probably dreamed of having your very own flying car, but may have thought that technology is a long way off. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Pilots long

H1: Exciting aviation technology
H2: Flying cars are here
D1: Jetoptera will revolutionize personal aerial mobility

Text: As a trained pilot, you know the time and dedication it takes to learn how to fly an aircraft. Have you ever dreamed of an aircraft that was more like a flying car? Something small and mobile enough to park in your driveway? Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Pilots short

H1: Exciting aviation technology
H2: Flying cars are here
D1: Jetoptera will revolutionize personal aerial mobility

Text: As a trained pilot, you know the time and dedication it takes to learn how to fly an aircraft. Have you ever dreamed of an aircraft that was more like a flying car? Something small and mobile enough to park in your driveway? Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Luxury buyers/investors long

H1: Luxury investment opportunity
H2: The ultimate luxury item
D1: Jetoptera is bringing you the future now

Text: As a connoisseur of the finer things you know the thrill of having something very special that few others have. Private jets are one thing, but how about your very own flying car? Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Luxury buyers/investors short

H1: Luxury investment opportunity
H2: The ultimate luxury item
D1: Jetoptera is bringing you the future now

Text: As a connoisseur of the finer things you know the thrill of having something very special that few others have. Private jets are one thing, but how about your very own flying car. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Tech Investors long

H1: Tech investment opportunity
H2: New aerospace technology
D1: Jetoptera is the future of aviation

Text: As someone interested in investing in breakthrough technologies, you are going to love the latest developments from Jetoptera. When you think about the technology of the future, you might picture a world with flying cars. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Tech investors short

H1: Tech investment opportunity
H2: New aerospace technology
D1: Jetoptera is the future of aviation

Text: As someone interested in investing in breakthrough technologies, you are going to love the latest developments from Jetoptera. When you think about the technology of the future, you might picture a world with flying cars. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

NASA investors long

H1: New aviation developments
H2: New aerospace technology
D1: Jetoptera is bringing you the future of aviation

Text: As someone interested in NASA and the aerospace industry, you may imagine that cool technology like personal flying cars is a long way away. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter

weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign.If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

NASA investors short

H1: New aviation developments
H2: New aerospace technology
D1: Jetoptera is bringing you the future of aviation

Text: As someone interested in NASA and the aerospace industry, you may imagine that cool technology like personal flying cars is a long way away. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Drone Enthusiasts long

H1: New applied science tech
H2: New drone technology
D1: Jetoptera has something revolutionary in the flying vehicle field

Text: As someone interested in drones and remote flying vehicle technology, you may imagine that cool technology like personal flying cars is a long way away. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of

sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here. Our drones can be scaled up into people-carrying flying cars.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Drone Enthusiasts short

H1: New applied science tech
H2: New drone technology
D1: Jetoptera has something revolutionary in the flying vehicle field

Text: As someone interested in drones and remote flying vehicle technology, you may imagine that cool technology like personal flying cars is a long way away. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Military, Air Force, Navy, etc. backgrounds long

H1: New scientific developments
H2: New military technology
D1: Jetoptera has new technology with military applications

Text: As someone familiar with the military, you know how important new technology can be for military applications. Imagine a future where a small personal aircraft could jump undetected behind enemy lines for surveillance or rescue, or drop off much-needed relief supplies to inaccessible areas. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Military, Air Force, Navy, etc. backgrounds short

H1: New scientific developments
H2: New military technology
D1: Jetoptera has new technology with military applications

Text: As someone familiar with the military, you know how important new technology can be for military applications. Imagine a future where a small personal aircraft could jump undetected behind enemy lines for surveillance or rescue, or drop off much-needed relief supplies to inaccessible areas. Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly

change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Veterans long

H1: New scientific developments
H2: New military technology
D1: Jetoptera has new technology with military applications

Text: As someone who served in the military, you know how important new technology can be for military applications. Imagine a future where a small personal aircraft could jump undetected behind enemy lines for surveillance or rescue, or drop off much-needed relief supplies to inaccessible areas. Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Veterans long

H1: New scientific developments
H2: New military technology
D1: Jetoptera has new technology with military applications

Text: As someone who served in the military, you know how important new technology can be for military applications. Imagine a future where a small personal aircraft could jump undetected behind enemy lines for surveillance or rescue, or drop off much-needed relief supplies to inaccessible areas. Well, Jetoptera is happy to announce that we have that technology available

now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

RideShare users/investors long

H1: The future of transportation
H2: New rideshare technology
D1: Jetoptera has a futuristic new transportation technology

Text: Imagine a world where vehicles take people from point A to point B efficiently and quickly using less fuel and resources. As someone who invests in and uses rideshare technology, what would you think if we told you those vehicles were flying cars? Too futuristic, maybe? Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

RideShare users/investors short

H1: The future of transportation
H2: New rideshare technology
D1: Jetoptera has a futuristic new transportation technology

Text: Imagine a world where vehicles take people from point A to point B efficiently and quickly using less fuel and resources. As someone who invests in and uses rideshare technology, what would you think if we told you those vehicles were flying cars? Too futuristic, maybe? Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

First Responders long

H1: The future of transportation
H2: New EMT technology
D1: Jetoptera has a futuristic new emergency vehicle technology

Text: Imagine a world where flying vehicles leap over traffic to rescue people who need emergency services and medical help ASAP. Sound futuristic? Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

First Responders short

H1: The future of transportation
H2: New EMT technology
D1: Jetoptera has a futuristic new emergency vehicle technology

Text: Imagine a world where flying vehicles leap over traffic to rescue people who need emergency services and medical help ASAP. Sound futuristic? Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Logistic experience long

H1: The future of logistics
H2: New vehicle technology
D1: Jetoptera has a futuristic new transportation technology

Text: You know how complicated it can be sometimes just to get something moved from point A to point B. What if there was a flying vehicle that could easily zoom through the skies carrying anything from people to emergency medical supplies? Sound futuristic? Well, Jetoptera is happy to announce that we have that technology available now! Flying cars are no longer the stuff of sci-fi movies and works of fiction, we have been working hard, and the future of aviation is finally here.

We are excited to present to you the J-4000! The J-4000 is our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range. The J-4000 runs on jet fuel but once the proper battery technology becomes available, it can easily be switched

over to all-electric power. Recently, the US Air Force contracted us to perform advanced testing of our acoustic and lift-enhancement technology.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Logistic experience short

H1: The future of logistics
H2: New vehicle technology
D1: Jetoptera has a futuristic new transportation technology

Text: You know how complicated it can be sometimes just to get something moved from point A to point B. What if there was a flying vehicle that could easily zoom through the skies carrying anything from people to emergency medical supplies? Sound futuristic? Well, Jetoptera is happy to announce that we have that technology available now! We are excited to present to you the J-4000! It's our in-development four-passenger V/STOL craft that utilizes our revolutionary Fluidic Propulsion System (FPS). The FPS uses a proprietary bladeless fan technology using compressed air to entrain and accelerate a large amount of air to create lift and thrust. The J-4000 is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it will have a maximum of 500-mile range.

Jetoptera is considering a capital raise via a crowdfunding campaign. If you act now, you could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Take your place in this historic development and help make the flying car a reality! Click here for more information.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.